                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the Fiscal Year Ended December 31, 1997

                                       Or

[ ] TRANSITION REPORT, PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from ____________ to ____________

      Commission file number 1-4654

      A.    Full title of Plan: WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS
            PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                               WITCO CORPORATION
                               ONE AMERICAN LANE
                       GREENWICH, CONNECTICUT 06831-2559

                                   SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Witco Corporation Employee Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                         WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN


Date:  June 24, 1998             By  /S/ Brian J. Dick
                                     ------------------------------------------
                                     Brian J. Dick
                                     Vice President and
                                     Controller of
                                     Witco Corporation

Financial Statements and Exhibits

Report of Independent Auditors..............................................F-1

Financial Statements

Statements of Assets Available for Benefits, with Fund Information
  (Modified Cash Basis) as of December 31, 1997 and 1996....................F-2

Statements of Changes in Assets Available for Benefits, with Fund
  Information (Modified Cash Basis) for the Years Ended December 31, 1997
  and 1996..................................................................F-3

Notes to Financial Statements..............................................F-10

Supplemental Schedules

Schedule of Assets Held for Investment Purposes............................F-14
Schedule of Reportable Transactions........................................F-15

                         Report of Independent Auditors

Management Committee of Witco Corporation

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in assets available for benefits for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      /s/  ERNST & YOUNG LLP

Stamford, Connecticut
June 12, 1998

               Witco Corporation Employee Retirement Savings Plan

                  Statements of Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                                                            December 31
                                                         1997          1996
                                                    ----------------------------
Assets
Investments:
  Witco Common Stock Fund                            $ 18,245,434   $ 13,803,144

  Managed Income Portfolio II                          52,516,728             --

  Blended Income Fund                                          --     61,452,217

  Mutual Funds (Notes 2 and 4):
    Fidelity Magellan Fund                             29,181,410     24,055,442

    Fidelity Asset Manager Fund                        13,692,926     13,289,473

    Fidelity International Growth and Income Fund       5,615,485      6,126,794

    Fidelity Equity Income Fund                        22,228,018     14,651,837

    Fidelity Asset Manager: Growth Fund                 6,810,220      5,132,138

    Fidelity Growth Company Fund                       12,394,428     11,027,280

    Fidelity Asset Manager: Income Fund                 1,629,018      1,640,756

    Fidelity Institutional Short-Intermediate
      Government Fund                                   5,636,394      6,408,743

  Participant Loans Receivable                          3,013,616      3,593,922
                                                     ---------------------------
Assets available for benefits                        $170,963,677   $161,181,746
                                                     ===========================

See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1997


                                          Witco                          Managed         Fidelity
                                          Common          Blended         Income         Magellan
                                         Stock Fund     Income Fund     Portfolio II       Fund
                                       -------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Net appreciation (depreciation)
   in fair value of investments         $  4,657,944    $         --    $         --    $  4,231,972
  Interest                                        --       3,016,032         517,080              --
  Dividends                                       --              --          19,193       1,874,822
                                       -------------------------------------------------------------
                                           4,657,944       3,016,032         536,273       6,106,794
                                       -------------------------------------------------------------
Contributions
  Participants                             1,412,818       1,785,196         376,255       1,922,116
  Employer                                   379,482         511,951         109,049         522,645
                                       -------------------------------------------------------------
                                           1,792,300       2,297,147         485,304       2,444,761
                                       -------------------------------------------------------------
Loan repayments (interest and
  principal)                                 229,191         434,479          74,541         273,120
                                       -------------------------------------------------------------
Total additions                            6,679,435       5,747,658       1,096,118       8,824,675
                                       -------------------------------------------------------------
Deductions from assets attributed to:
  Withdrawals                             (1,953,030)    (10,936,077)     (1,275,192)     (4,472,061)
  Administrative expenses                     (4,781)         44,340         (31,380)         (5,192)
  Loan withdrawals                          (220,554)       (304,320)        (58,823)       (215,661)
                                       -------------------------------------------------------------
Total deductions                          (2,178,365)    (11,196,057)     (1,365,395)     (4,692,914)
                                       -------------------------------------------------------------
Net increase (decrease) prior
  to interfund transfers                   4,501,070      (5,448,399)       (269,277)      4,131,761
Interfund transfers                          (58,780)    (56,003,818)     52,786,005         994,207
                                       -------------------------------------------------------------
Net increase (decrease)                    4,442,290     (61,452,217)     52,516,728       5,125,968
Assets available for
  benefits at beginning of year           13,803,144      61,452,217              --      24,055,442
                                       -------------------------------------------------------------
Assets available for
  benefits at end of year               $ 18,245,434    $         --    $ 52,516,728    $ 29,181,410
                                       =============================================================

See notes to financial statements.

                                                       Fidelity
       Fidelity        Fidelity       Fidelity          Asset         Fidelity
        Asset        International     Equity          Manager:        Growth
       Manager        Growth and       Income          Growth         Company
        Fund         Income Fund        Fund             Fund          Fund
   ----------------------------------------------------------------------------
   $  1,476,708    $     89,767    $  3,628,570    $    656,907    $    829,133
             --              --              --              --              --
      1,210,271         333,415       1,180,930         707,274       1,177,132
   ----------------------------------------------------------------------------
      2,686,979         423,182       4,809,500       1,364,181       2,006,265
   ----------------------------------------------------------------------------


        848,668         522,512       1,331,292         447,618       1,103,613
        265,088         151,126         338,111         121,919         275,275
   ----------------------------------------------------------------------------
      1,113,756         673,638       1,669,403         569,537       1,378,888
   ----------------------------------------------------------------------------


        153,123          75,688         216,617          81,507         136,289
   ----------------------------------------------------------------------------
      3,953,858       1,172,508       6,695,520       2,015,225       3,521,442
   ----------------------------------------------------------------------------


     (2,958,851)     (1,099,848)     (2,602,461)       (897,408)     (1,648,611)
         (5,261)           (217)         (5,953)           (722)           (531)
       (146,815)        (71,313)       (151,228)        (48,715)        (93,278)
   ----------------------------------------------------------------------------
     (3,110,927)     (1,171,378)     (2,759,642)       (946,845)     (1,742,420)
   ----------------------------------------------------------------------------


        842,931           1,130       3,935,878       1,068,380       1,779,022
       (439,478)       (512,439)      3,640,303         609,702        (411,874)
   ----------------------------------------------------------------------------

        403,453        (511,309)      7,576,181       1,678,082       1,367,148

     13,289,473       6,126,794      14,651,837       5,132,138      11,027,280
   ----------------------------------------------------------------------------


   $ 13,692,926    $  5,615,485    $ 22,228,018    $  6,810,220    $ 12,394,428
   ============================================================================

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1997

                                                             Fidelity
                                                           Institutional
                                           Fidelity Asset     Short-
                                              Manager:     Intermediate    Participant
                                               Income       Government       Loans
                                                Fund           Fund         Receivable         Total
                                        ----------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Net appreciation (depreciation)
   in fair value of investments         $      76,792    $      (4,278)   $          --    $  15,643,515
  Interest                                         --               --               --        3,533,112
  Dividends                                   112,314          387,777               --        7,003,128
                                        ----------------------------------------------------------------
                                              189,106          383,499               --       26,179,755
                                        ----------------------------------------------------------------
Contributions
  Participants                                 85,974          415,212               --       10,251,274
  Employer                                     25,105          136,729               --        2,836,480
                                        ----------------------------------------------------------------
                                              111,079          551,941               --       13,087,754
                                        ----------------------------------------------------------------
Loan repayments (interest and
  principal)                                   13,596           74,962       (1,439,806)         323,307
                                        ----------------------------------------------------------------
Total additions                               313,781        1,010,402       (1,439,806)      39,590,816
                                        ----------------------------------------------------------------
Deductions from assets attributed to:
  Withdrawals                                (433,484)        (999,208)        (522,200)     (29,798,431)
  Administrative expenses                        (662)             (95)              --          (10,454)
  Loan withdrawals                             (7,417)         (63,576)       1,381,700               --
                                        ----------------------------------------------------------------
Total deductions                             (441,563)      (1,062,879)         859,500      (29,808,885)
                                        ----------------------------------------------------------------

Net increase (decrease) prior
  to interfund transfers                     (127,782)         (52,477)        (580,306)       9,781,931
Interfund transfers                           116,044         (719,872)              --               --
                                        ----------------------------------------------------------------

Net increase (decrease)                       (11,738)        (772,349)        (580,306)       9,781,931
Assets available for
  benefits at beginning of year             1,640,756        6,408,743        3,593,922      161,181,746
                                        ----------------------------------------------------------------
Assets available for
  benefits at end of year               $   1,629,018    $   5,636,394    $   3,013,616    $ 170,963,677
                                        ================================================================

See notes to financial statements.

                          Page left blank intentionally

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1996

                                             Witco                         Fidelity
                                            Common         Blended         Magellan
                                           Stock Fund    Income Fund         Fund
                                        --------------------------------------------
Additions to assets attributed to:
Investment income
  Net appreciation (depreciation) in
   fair value of investments            $  1,225,979    $         --    $ (1,166,830)
  Interest                                        --       3,734,996              --
  Dividends                                       --              --       3,817,873
                                        --------------------------------------------
                                           1,225,979       3,734,996       2,651,043
                                        --------------------------------------------
Contributions
  Participants                             1,464,149       2,936,697       2,353,542
  Employer                                   398,016         890,702         673,301
                                        --------------------------------------------
                                           1,862,165       3,827,399       3,026,843
                                        --------------------------------------------
Loan repayments (interest and
  principal)                                 194,053         557,619         274,529
                                        --------------------------------------------
Total additions                            3,282,197       8,120,014       5,952,415
                                        --------------------------------------------
Deductions from assets attributed to:
  Withdrawals                             (1,454,628)     (8,198,276)     (2,296,514)
  Administrative expenses                     (2,286)        (28,949)        (11,914)
  Loan withdrawals                          (212,854)       (512,494)       (373,043)
                                        --------------------------------------------
Total deductions                          (1,669,768)     (8,739,719)     (2,681,471)
                                        --------------------------------------------
Net increase (decrease) prior to
  interfund transfers                      1,612,429        (619,705)      3,270,944
Interfund transfers                         (747,993)     (2,412,386)     (1,968,472)
                                        --------------------------------------------
Net increase (decrease)                      864,436      (3,032,091)      1,302,472
Assets available for benefits at
   beginning of year                      12,938,708      64,484,308      22,752,970
                                        --------------------------------------------
Assets available for benefits at end
  of year                               $ 13,803,144    $ 61,452,217    $ 24,055,442
                                        ============================================

See notes to financial statements.

                                                     Fidelity
       Fidelity       Fidelity       Fidelity          Asset          Fidelity
        Asset       International     Equity          Manager:         Growth
       Manager       Growth and       Income           Growth          Company
        Fund        Income Fund        Fund             Fund            Fund
   ----------------------------------------------------------------------------
   $    521,198    $    483,816    $  1,421,367    $    298,319    $    880,732
             --              --              --              --              --
      1,048,583         200,185         846,230         429,641         471,495
   ----------------------------------------------------------------------------
      1,569,781         684,001       2,267,597         727,960       1,352,227
   ----------------------------------------------------------------------------

      1,265,916         656,747         973,971         378,219         861,675
        381,534         188,670         261,603         105,736         225,989
   ----------------------------------------------------------------------------
      1,647,450         845,417       1,235,574         483,955       1,087,664
   ----------------------------------------------------------------------------

        149,165          76,243         133,235          41,907          80,419
   ----------------------------------------------------------------------------
      3,366,396       1,605,661       3,636,406       1,253,822       2,520,310
   ----------------------------------------------------------------------------

     (1,626,997)       (577,806)       (854,960)       (337,705)       (583,028)
        (18,541)           (508)        (14,747)         (2,415)         (1,117)
       (189,339)        (72,424)       (136,909)        (49,933)        (96,143)
   ----------------------------------------------------------------------------
     (1,834,877)       (650,738)     (1,006,616)       (390,053)       (680,288)
   ----------------------------------------------------------------------------

      1,531,519         954,923       2,629,790         863,769       1,840,022
       (596,084)       (163,801)      3,210,253         412,604       3,105,887
   ----------------------------------------------------------------------------

        935,435         791,122       5,840,043       1,276,373       4,945,909

     12,354,038       5,335,672       8,811,794       3,855,765       6,081,371
   ----------------------------------------------------------------------------

   $ 13,289,473    $  6,126,794    $ 14,651,837    $  5,132,138    $ 11,027,280
   =============================================================================

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1996

                                                             Fidelity
                                                           Institutional
                                           Fidelity Asset     Short-
                                              Manager:     Intermediate    Participant
                                               Income       Government       Loans
                                                Fund           Fund         Receivable         Total
                                        ----------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Net appreciation (depreciation) in
   fair value of investments            $        (231)   $    (147,186)   $          --    $   3,517,164
  Interest                                         --               --               --        3,734,996
  Dividends                                   123,518          450,824               --        7,388,349
                                        ----------------------------------------------------------------
                                              123,287          303,638               --       14,640,509
                                        ----------------------------------------------------------------
Contributions
  Participants                                 90,855          739,590               --       11,721,361
  Employer                                     22,247          221,186               --        3,368,984
                                        ----------------------------------------------------------------
                                              113,102          960,776               --       15,090,345
                                        ----------------------------------------------------------------
Loan repayments (interest and
  principal)                                   15,776           96,282       (1,266,710)         352,518
                                        ----------------------------------------------------------------
Total additions                               252,165        1,360,696       (1,266,710)      30,083,372
                                        ----------------------------------------------------------------
Deductions from assets attributed to:
  Withdrawals                                (246,344)        (962,579)        (285,687)     (17,424,524)
  Administrative expenses                      (2,223)             (20)              --          (82,720)
  Loan withdrawals                            (21,134)        (127,828)       1,792,101               --
                                        ----------------------------------------------------------------
Total deductions                             (269,701)      (1,090,427)       1,506,414      (17,507,244)
                                        ----------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                         (17,536)         270,269          239,704       12,576,128
Interfund transfers                          (161,611)        (678,397)              --               --
                                        ----------------------------------------------------------------
Net increase (decrease)                      (179,147)        (408,128)         239,704       12,576,128
Assets available for benefits at
  beginning of year                         1,819,903        6,816,871        3,354,218      148,605,618
                                        ----------------------------------------------------------------
Assets available for benefits at
  end of year                           $   1,640,756    $   6,408,743    $   3,593,922    $ 161,181,746
                                        ================================================================

See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 1997 and 1996

1. Significant Accounting Policies

Accounting Basis

The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest income and the related assets are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

Investment Valuation

Investments are stated at fair or contract value. The guaranteed investment contracts within the Blended Income Fund are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate less withdrawals. Fair value of the other investments is determined by quoted market prices on an active market or redemption values, which approximates market value.

Gains/(Losses)

The change in the difference between the fair value and the cost of investments is reflected as unrealized gains/(losses) in the aggregate fair value of investments. Realized gains and losses on the disposal of investments are calculated as the difference between the proceeds received and the cost of investments sold.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

2. Description of the Plan

The Witco Corporation Employee Retirement Savings Plan ("Plan") is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Witco Corporation and subsidiary companies ("Witco" or "Company") in following a systematic savings program. Fidelity Investments is the trustee and recordkeeper of the Plan.

An employee becomes eligible to participate in the Plan on the first day of the month following 31 days of service. The Company's matching contribution is 50% of the basic employee contributions up to 6% of their base salary except for certain bargaining employees whose participation is based upon the terms of their respective bargaining agreements. In addition, employees may elect to make voluntary contributions of 1% to 9% of their base salary except for certain bargaining employees who are limited based upon the terms of their respective bargaining agreements.

               Witco Corporation Employee Retirement Savings Plan

The Plan permits pre-tax and after-tax contributions by participants. Certain bargaining employees are excluded from making after-tax contributions. Participants may direct the pre-tax contributions and after tax contributions, including Company matching contributions, to be invested in one or more of ten funds. The ten funds include a Witco Common Stock Fund, and various diversified bond and equity funds as described below.

      Witco Common Stock Fund - invests primarily in Witco company stock, and a portion in money market instruments for liquidity.

      Blended Income Fund - seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality short- and long-term investment contracts issued by insurance companies (GICs) and banks
      (BICs), "synthetics" and a stable value fund (Managed Income Portfolio II) to provide liquidity. During 1997, the investment contracts matured and these funds were transferred to various other funds and the Managed Income Portfolio II was maintained as a separate investment option.

      Managed Income Portfolio II - is a stable value fund. It seeks to provide a competitive level of income over time while preserving the value of investments by purchasing investment contracts issued by major insurance companies and banks and short-term instruments.

      Fidelity Magellan Fund - is a growth fund. It seeks long-term capital appreciation by investing in the stocks of well-known and lesser known foreign and domestic companies.

      Fidelity Asset Manager Fund - is an asset allocation fund. It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term and money market instruments.

      Fidelity International Growth and Income Fund - seeks capital growth and current income, by investing in foreign and domestic equity and debt securities as well as bonds.

      Fidelity Equity Income Fund - is a growth and income fund. It seeks moderate income with the potential for capital appreciation. The Fund tries to achieve a yield that exceeds the composite yield of the S&P 500.

      Fidelity Asset Manager: Growth Fund - is an asset allocation fund. It seeks to maximize total return over the long-term by allocating its assets among and across domestic and foreign stocks, bonds and short-term and money market instruments.

      Fidelity Growth Company Fund - is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks.

      Fidelity Asset Manager: Income Fund - is an asset allocation fund. It seeks a high level of current income by allocating its assets among domestic and foreign stocks, bonds and short-term and money market instruments.

      Fidelity Institutional Short-Intermediate Government Fund - is an income fund. It seeks a high level of current income consistent with preservation of principal by investing exclusively in U.S. government securities.

                 Witco Corporation Employee Retirement Savings Plan

Participants are immediately vested in contributions made by them and become fully vested in the contributions made by Witco after they have completed three consecutive years of participation in the Plan or five years of service to Witco. All former Sherex participants are immediately vested in contributions made by Witco. Participants who have been terminated for reasons beyond their own control become fully vested in Witco's contributions upon their termination. Non-vested contributions by Witco which have been forfeited by participants are applied to reduce future contributions by Witco. Terminated participants whose account balance is in excess of $3,500 may elect to defer receipt of such amounts until the required distribution date. Effective April 1, 1998, this limit was increased to $5,000.

Employees participating in the Plan will not be subject to federal income tax on amounts contributed to the Plan by Witco and earnings allocated to their accounts until such time that their participating interest in the Plan is distributed to them. The Plan provides that participants may elect to have their pre-tax contributions subject to certain limitations, excluded from taxable income pursuant to Section 401(k) of the Internal Revenue Code.

Employees are permitted to make hardship withdrawals if certain criteria are met. Only one hardship withdrawal a year is permitted.

Employees may borrow up to the lesser of $50,000 or 50% of their vested account balance at an interest rate of 1% above prime. Loan repayments are made automatically through payroll deductions.

Witco, by action of its Board of Directors, may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. In addition, Witco may terminate or amend the Plan for any reason, at any time, provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.

3. Income Tax Status

The Internal Revenue Service ruled that the Plan qualifies under Section 401(k) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Employee Benefits Committee of Witco Corporation is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

               Witco Corporation Employee Retirement Savings Plan

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                             December 31
                                                                          1997         1996
                                                                      --------------------------

Witco Common Stock Fund*                                               $18,245,434   $13,803,144

Managed Income Portfolio II                                             52,516,728            --
Fidelity Magellan Fund                                                  29,181,410    24,055,442
Fidelity Asset Manager Fund                                             13,692,926    13,289,473
Fidelity Equity Income Fund                                             22,228,018    14,651,837
Fidelity Growth Company Fund                                            12,394,428    11,027,280

Blended Income Fund:
  Managed Income Portfolio II                                                   --    55,851,469
  Fidelity Short Term Investment Fund                                           --     1,733,611
  Confederation GIC #62545 at 8.42% through July 31, 1996                       --     1,002,480
  Ohio National  Life GIC #GA5359 at 8.47% through  January 7, 1997             --     1,551,215
  Ohio  National  Life GIC #GA5481 at 6.36%  through  April 30, 1997            --       656,721
  Ohio  National Life GIC #GA5482 at 6.36% through July 30, 1997                --       656,721
                                                                      --------------------------
                                                                                --    61,452,217

*Party-in-interest investment

5. Year 2000 Issue (Unaudited)

The Plan Sponsor is currently in the process of addressing date sensitive issues associated with year 2000. The project also includes determining whether the third party service provider has reasonable plans in place to become year 2000 compliant. The Plan Sponsor expects the project to be completed in mid-1999 and does not expect this project to have a significant effect on plan operations.

                             Supplemental Schedules

               Witco Corporation Employee Retirement Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                     Shares,
                                                    Units Or
                                                    Principal                  Current
                   Description                       Amount        Cost         Value
---------------------------------------------------------------------------------------
Witco Common Stock Fund*                          1,251,401   $13,358,583   $18,245,434

Managed Income Portfolio II                      52,516,728    52,516,728    52,516,728
Fidelity Magellan Fund                              306,302    24,519,355    29,181,410
Fidelity Asset Manager Fund                         746,209    11,850,262    13,692,926
Fidelity International Growth and Income Fund       285,050     5,231,159     5,615,485
Fidelity Equity Income Fund                         424,118    17,437,789    22,228,018
Fidelity Asset Manager: Growth Fund                 368,518     5,860,646     6,810,220
Fidelity Growth Company Fund                        286,113    10,792,627    12,394,428
Fidelity Asset Manager: Income Fund                 133,745     1,523,896     1,629,018
Fidelity Institutional Short-Intermediate
Government Fund                                     598,343     5,686,795     5,636,394
Participant Loans Receivable                                    3,013,616     3,013,616

*Party-in-interest investment

               Witco Corporation Employee Retirement Savings Plan

                       Schedule of Reportable Transactions

                          Year Ended December 31, 1997

Series of transactions during the year ended December 31, 1997, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. There were no category (i), (ii), or (iv) reportable transactions during 1997.

                                                        Number       Aggregate     Number     Aggregate
                                                          of          Value of      of         Value of     Cost of
                                 Description           Purchase      Purchases/    Sales        Sales/       Sales/
 Identity of Party Involved       of Asset            Transactions   Deposits*  Transactions  Withdrawals  Withdrawals      Gain
                                                                                                   *
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets:

Witco Corporation            Witco Common Stock Fund       247      $12,145,016    226     $12,360,671     $10,686,220  $ 1,674,450

Fidelity Investments         Blended Income Fund           217       19,452,576    212      80,904,793      80,904,793           --

Fidelity Investments         Managed Income Portfolio II    39       55,220,062     36       2,703,334       2,703,334           --

Fidelity Investments         Magellan Fund                 245        9,166,967    231       8,272,972       7,209,140    1,063,831

Fidelity Investments         Equity Income Fund            237        9,650,458    195       5,702,848       4,777,446      925,401

Fidelity Investments         Growth Company Fund           240        5,512,480    207       4,974,465       4,315,194      659,270

* Current value at date of transaction.